PUBLIC

13012321

SECU... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HIGH POINT CAPITAL GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 HIGH POINT DRIVE, SUITE 375
(No. and Street)

COCOA	FLORIDA	32926
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 22 2013 03 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E. ANDERSEN, JR. 321-636-1247
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. ANDERSEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or HIGH POINT CAPITAL GROUP, INC., as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC-STATE OF FLORIDA
Susan C. Timmins
Commission # DD873760
Expires: JUNE 04, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Susan C. Timmins
Public Notary

Robert E. Andersen
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:		
Cash and cash equivalents	$	112,743
Deposit with clearing organization		100,239
Marketable securities owned, at market value		17,314
Broker-dealer license		15,533
	$	245,829

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to clearing organization	$	3,625
Accounts payable		3,664
Advances from stockholder		28,856
		36,145
Stockholder's equity:		
Common stock, $10 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		143,000
Retained earnings		56,684
		209,684
	$	245,829

The accompanying notes are an integral part of these financial statements.